
02007000


RECEIVED
FEB 2 8 2002
340

AB

Vf 3-6-02

STATES
HANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46312 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESPAC HAWAII SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 N. KING STREET, SUITE 411
(No. and Street)

HONOLULU, (City) HAWAII (State) 96817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene T. Ichinose, Jr. 808-536-6983
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN M. ARAKAKI, CPA, INC.
(Name – *if individual, state last, first, middle name*)

1314 SOUTH KING STREET, SUITE 723 (Address) HONOLULU (City) HAWAII (State) 96814 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SD
3/15/02

## OATH OR AFFIRMATION

I, EUGENE T. ICHINOSE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESPAC HAWAII SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROL E. M. SUGIYAMA
NOTARY
PUBLIC
STATE OF HAWAII


Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- n/a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WESPAC HAWAII SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT,
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001

# TABLE OF CONTENTS

ALLEN M. ARAKAKI, CPA, INC.
1314 South King Street/Suite 723/Honolulu, Hawaii 96814
Tel: (808) 591-8480 Fax: (808) 591-9384

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WESPAC Hawaii Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying statement of financial condition of WESPAC Hawaii Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WESPAC Hawaii Securities, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Honolulu, Hawaii
February 14, 2002

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $31,134 |
| Commissions receivable | 7,293 |
| Investments | 6,127 |
| Office equipment, net of accumulated depreciation of $6,068 | 6,116 |
| Other assets | 569 |
| Total assets | $51,239 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Commissions payable | $3,859 |
| Accrued liabilities | 4,847 |
| Income taxes payable | 639 |
| Deferred income taxes | 1,187 |
| | 10,532 |
| Stockholders' equity - | |
| Common stock, $10 par value per share Authorized 100,000 shares, issued and outstanding 1,200 shares | 12,000 |
| Retained earnings | 28,707 |
| Total stockholders' equity | 40,707 |
| Total liabilities and stockholders' equity | $51,239 |

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

| | |
|---|---|
| **Revenue** | |
| Commissions - mutual funds | $85,606 |
| Commissions - annuities | 15,372 |
| Commissions - syndications | 24,569 |
| Investment income | 287 |
| Unrealized gain on investments | 2,031 |
| Realized loss on investments | (2,392) |
| Miscellaneous income | 250 |
| | 125,723 |
| **Expenses** | |
| Registered representative compensation | 72,244 |
| Regulatory fees and expenses | 571 |
| Other expenses: | |
| Office rent | 9,421 |
| Salaries and wages | 5,587 |
| Taxes, other than income | 8,782 |
| Other | 19,960 |
| Total expenses | 116,565 |
| Income before income taxes | 9,158 |
| Income taxes | 1,826 |
| Net income | $7,332 |

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance, beginning of year | $12,000 | $21,375 | $33,375 |
| Net Income | - | 7,332 | 7,332 |
| Balance, end of year | $12,000 | $28,707 | $40,707 |

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2001

| | |
|---|---|
| Balance, beginning of year | $ - |
| Increases | - |
| Decreases | - |
| Balance, end of year | $ - |

See Notes to Financial Statements

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $7,332 |
| Adjustments to reconcile net income to net cash provided by (used in) operations: | |
| Unrealized gain on investments | (2,032) |
| Realized loss on investments | 2,392 |
| Depreciation | 2,179 |
| Provision for deferred taxes | 1,187 |
| Change in operating assets and liabilities: | |
| Commissions receivables | 511 |
| Other assets | - |
| Commissions payable | (251) |
| Accrued liabilities | 1,029 |
| Income taxes payable | (1,887) |
| Net cash provided by operating activities | 10,460 |
| Cash flows from investing activities: | |
| Purchase of fixed assets | (8,295) |
| Purchase of securities | (2,827) |
| Proceeds from sale of securities | 2,827 |
| Net cash used in investing activities | (8,295) |
| Net increase in cash | 2,165 |
| Cash at beginning of year | 28,969 |
| Cash at end of year | $31,134 |

Supplemental disclosure:

| | |
|---|---|
| Cash paid during the year for income taxes | $2,526 |

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business activities

The Company is engaged primarily in the brokerage, investment advisory, and venture capital business in the State of Hawaii.

### Time of recording securities transactions

Securities transactions and related commission revenue and expense are recorded on the trade date basis with settlement date generally set for the seventh day following the trade date.

### Investments

The Company classifies its investments in marketable securities as available for sale. Securities with readily determinable fair values are carried at market value on the statement of financial position. Securities without readily determinable fair values are carried at cost on the financial statements. Unrealized gains and losses are included in the accompanying statement of income.

### Property and Equipment

The Company follows the practice of capitalizing all expenses for property and equipment in excess of $300. Depreciation is provided on the declining balance method over estimated useful lives ranging from 3 to 7 years.

### Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds declining balance depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 2 - INVESTMENTS

Investments consist of corporate stock and mutual funds. At December 31, 2001, investment cost approximated fair value and totaled $6,127.

NOTE 3 - REQUIREMENT UNDER PROVISIONS OF SECURITIES EXCHANGE ACT OF 1934

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its net capital requirement is $5,000 and it is exempt from Rule 17a-13 and Rule 15c3-3.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $31,711 and $5,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 5 - LEASE COMMITMENTS

The Company is currently leasing office space from Yee Hop Realty at 111 North King Street, Honolulu, Hawaii. The lease agreement is on a month-to-month basis and requires monthly rental payments of $780. Rent expense amounted to $9,421 for the year ended December 31, 2001.

NOTE 6 - INCOME TAXES

The provision for income taxes for fiscal year 2001 consists of the following:

| | |
|---|---|
| Current payable | $ 639 |
| Deferred | 1,187 |
| | $1,826 |

The income tax provision differs from the expense that would result from applying federal and state statutory rates to income before income taxes because certain expenses are not deductible for income tax purposes.

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY INFORMATION
December 31, 2001

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total ownership equity | $40,707 |
| Add: | |
| Allowable credits | - |
| Total capital and allowable credits | 40,707 |
| Deduct: | |
| Non-allowable commissions receivable | - |
| Securities not readily marketable | 3,300 |
| Fixed assets | 6,116 |
| Non-allowable assets | 569 |
| Total capital and allowable subordinated liabilities | 30,722 |
| Other additions and/or allowable credits | |
| Non-allowable commissions payable | - |
| Commissions payable over 30 days | - |
| Deferred income taxes | 1,187 |
| Net capital before haircuts on securities positions | 31,909 |
| Haircuts on securities positions | |
| Investment securities | 198 |
| Net Capital | $31,711 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required | $623 |
| Minimum dollar net capital requirement of broker-dealer | $5,000 |
| Net capital requirement | $5,000 |
| Excess net capital | $26,711 |

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY INFORMATION
December 31, 2001

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Commissions payable | $3,859 |
| Accrued liabilities | 4,847 |
| Income taxes payable | 639 |
| Total aggregate indebtedness | $9,345 |
| Percentage of aggregate indebtedness to net capital | 29.47% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

## EXEMPTIVE PROVISION UNDER RULE 15C3-3

Wespac Hawaii Securities, Inc. claims exemption from Rule 15c3-3 under Section (k) (1) - $2,500 capital category as per Rule 15c3-3.

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY INFORMATION
December 31, 2001

## RECONCILIATION OF COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Net Capital, per Form X-17A-5, Part IIA | $30,745 |
| Audit adjustments | 966 |
| Net capital, per audited financial statements | $31,711 |